Exhibit 99.1

Procaps Group, a Leading Global Pharmaceutical Technology and Healthcare Company Based in Latin America, Going Public via Merger with Union Acquisition Corp II

●	Procaps Group is a family-owned Latin American pharmaceutical company established over 40 years ago that has grown into a leading integrated pharma company with a presence in 13 countries and product reach in 50 markets modernizing oral drug delivery technology and manufacturing capabilities.

●	Procaps Group’s state-of-the-art manufacturing capabilities provide innovative delivery technologies protected by an extensive IP moat and supported by industry accolades such as the first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

●	Procaps Group today is the largest pharmaceutical contract development and manufacturing organization “CDMO” in Latin America and top 3 globally in terms of volume of softgel production capacity.

●	Procaps Group currently employs 5,000 people across 13 countries with a strong history and focus on ESG principles including resource-saving policies, HR and social programs and corporate policies.

●	Procaps Group generated gross revenue of $388 million and Adjusted EBITDA of $90 million in 2020 and is on track to reach $436 million in gross revenue and $105 million in Adjusted EBITDA in 2021. Procaps Group expects full-year Adjusted EBITDA margin expansion from 22% in 2019 to 26% in 2021 with strong positive free cash flow. Approximately 44% of Procaps Group revenue in 2020 was USD-denominated.

●	Transaction represents the first ever Latin American focused SPAC to include a fully committed and over-subscribed SPAC-related ordinary share PIPE.

●	Transaction is expected to enable further investment in growth and new product categories and positions Procaps Group to capitalize on favorable regional dynamics through organic growth in B2B & B2C segments.

●	Transaction also positions the Company to drive inorganic growth through a roll-up strategy focused on mid-sized companies in the region. The Company’s M&A plan will focus on pharma and CDMO targets, as well as the possibility for transformational acquisitions in the future.

●	Transaction represents attractive entry valuation at 10.75X estimated 2021 EV/EBITDA multiple versus global CDMO and pharmaceutical industry comparable companies.

●	Combined Company to have an implied initial enterprise value of approximately $1.1 billion, and expected to have an estimated $300 million in gross cash proceeds after closing, including a $100 million fully committed PIPE.

●	Combined Company strategically positions Procaps Group as a differentiated Latin American integrated pharma company leveraging a proprietary and proven M&A strategy that has the potential to deliver significant Adjusted EBITDA growth and margin expansion.

●	The PIPE was raised from a broad group of Latin American investors, healthcare investors and thought leaders. These include pan-regional funds such as Compass Group and Moneda Asset Management, as well as Chilean-based Consorcio Seguros, among several other unnamed global and healthcare investors.

●	Transaction is expected to close in the third quarter of 2021, with the Combined Company expected to be listed on the Nasdaq Capital Market under the symbol “PROC.”

●	A joint investor conference call to discuss the proposed transaction will be conducted today, March 31, 2021, at 11:00 AM Eastern time.

NEW YORK, NY & BARRANQUILLA, COLOMBIA – March 31, 2021 – Union Acquisition Corp. II (NASDAQ: LATN) (“LATN”), a special purpose acquisition company founded by Kyle P. Bransfield, today announced execution of a definitive business combination agreement along with a fully committed PIPE financing agreement with Procaps Group, a leading integrated international healthcare and pharmaceutical company, its newly created wholly-owned subsidiary, Procaps Group, S.A. (the “Company”), and the Company’s wholly-owned Cayman Island subsidiary (the “Merger Sub”). Following a series of transactions pursuant to the business combination agreement, Procaps Group and LATN will ultimately become wholly-owned subsidiaries of the Company (the “Combined Company”).

The Combined Company will be led by Ruben Minski, Founder, Chairman of the Board and Chief Executive Officer of Procaps Group. The Company’s ordinary shares (the “Procaps Ordinary Shares”) are expected to be listed on the Nasdaq Capital Market under the ticker symbol “PROC.”

A group of leading investors has committed to participate in a PIPE to acquire $100 million of ordinary shares of LATN at $10.00 per share that will close simultaneously with the business combination. The Combined Company will also receive up to $200 million held in LATN’s trust account at closing of the transaction, subject to any redemptions by existing LATN shareholders. Additionally, all Procaps Group shareholders’ Procaps Ordinary Shares will be subject to a 6-month lock-up, subject to certain exceptions discussed in further detail below.

Alejandro Weinstein is a London-based serial healthcare entrepreneur who will serve as chairman of a newly-formed M&A committee, and take a leadership position in guiding the Combined Company’s M&A roll-up strategy.

Procaps Group Highlights

1.	Founded in 1977, Procaps is a leading integrated international healthcare and pharmaceutical company with a successful history of growth and diversification.

●	Largest pharmaceutical integral CDMO (“iCDMO”) in Latin America and top 3 preferred supplier globally in terms of volume of softgel production capacity.

●	Proprietary portfolio of branded Rx and OTC products and services sold, distributed or provided to over 50 markets with a focus on differentiated, strong margin and high barrier to entry products.

●	Extensive scientific expertise and robust pipeline with more than 500 formulations, developing more than 50 products per year with in-house R&D.

●	Vertically and horizontally integrated to provide oral drug delivery technology and manufacturing capabilities at premium prices at competitive costs.

●	6 state-of-the-art manufacturing facilities in Latin America including first FDA-approved pharmaceutical plant in South America for selling Rx products into the U.S.

●	Employs over 5,000 people across 13 countries with highly accomplished management team.

●	Over 30 patents granted (over 50 pending) and over 5,000 trademarks.

2.	Business Units/Product Lines

●	Softigel - iCDMO services specializing in Soft Gelatin Capsules (SGC) and derivative technologies.

●	Farma - Formulates, manufactures and markets branded prescription drugs.

●	Clinical Specialties - Develops, manufactures and markets high-complexity drugs for hospital use.

●	VitalCare - Develops, manufactures and markets OTC consumer healthcare products.

●	Diabetrics - Provides integrated diabetes solutions.

3.	A leading regional player with strong diversification by product and geography positioned to drive regional consolidation.

●	Approximately 44% of Procaps revenue in 2020 was USD-denominated.

●	A leading player in both Colombia and Central America, which combined represents one of the largest pharma markets in Latin America.

●	Well positioned in key markets with attractive growth prospects due to favorable regional dynamics.

4.	Focus on organic and inorganic growth with increased margin expansion through agile business model that identifies and maximizes growth and time-to-market.

●	Over 600 new product launches estimated in the next 3 years.

●	Working capital investment improves liquidity position to obtain important cost efficiencies.

●	Growth from existing portfolio and entrance into new therapeutic areas – products with significant growth potential accelerate the current e-Health platform.

●	Internationalization of existing portfolio - on-going efforts to expand footprint of successful products outside of Colombia.

●	Development of new, innovative pharma solutions - reliable and recognized track record on the development of new oral delivery technologies.

●	Organic growth through capital deployed to capex improvement including:

o	Capacity expansion of new lyophilization production lines

o	Plant and operational improvements

o	Improve automatization processes

●	Inorganic growth through established M&A platform with a 43-year proven track record.

●	Procaps Group positioned to capitalize on favorable regional dynamics through M&A

o	Emerging pharma markets are fragmented – 2nd & 3rd generation families

o	Synergies through innovation and economies of scale

o	Sector expertise and technical knowledge

o	Lower cost of capital and access to capital markets

●	Alejandro Weinstein appointed Chairman of M&A Committee to lead roll-up strategy of mid-sized companies in Latin America.

o	Pharma targets in Mexico, Central America and the Andean Region

o	CDMO targets in Mexico and Brazil

o	Key development areas including telehealth and digital health; ophthalmic products and therapeutic areas; and novel and orphan drug portfolios.

“For more than 40 years, Procaps has developed integral pharmaceutical solutions for people’s health, which has led it to become an important player within the Latin American pharmaceutical market,” said Ruben Minski, Procaps Founder, Chairman and Chief Executive Officer. “We are very pleased to have support from top-tier investors, and access to the U.S. capital markets following the closing of this proposed transaction, which we believe will leave Procaps well-capitalized to provide our innovative pharmaceutical solutions to our global customers and drive our growth initiatives. Moreover, a key milestone was achieved in the transaction as it represents the first LatAm SPAC to have an over-subscribed PIPE in place from very sophisticated South American healthcare investors and U.S. based funds. This demonstrates the immense value they see in Procaps Group when you consider our discounted EV to EBITDA multiple versus industry comparables in the global CDMO sector and the combination of our strategic M&A strategy led by Alejandro Weinstein, a proven pharmaceutical rollup expert.

“With our strong history and focus on Environmental, Social and Governance principles, we are confident we can provide shareholders with a multi-pronged investment alternative that supports today’s healthcare needs and accomplishes this utilizing a sustainable footprint that we believe will deliver long-term value to your investment in Procaps. We look forward to opening a new chapter on our story that leverages:

1.	Our global reach;

2.	In-house R&D capabilities driving attractive growth opportunities;

3.	Leading integrated pharmaceutical CDMO specialized in softgels;

4.	Our proprietary portfolio of branded Rx and OTC products;

5.	Strategic positioning to capitalize on favorable regional dynamics; and

6.	A 43-year proven track record of growth and diversification with a strong top-line and free cash flow financial profile,” concluded Minski.

Kyle P. Bransfield, CEO of Union Acquisition Corp. ll added, “Procaps has built a strong foundation for growth by its tested business strategy. Our business combination will fuel this expansion, with a significant focus on a strategic roll-up strategy that we believe will drive an accelerated competitive position and value creation. Regional emerging pharma markets are fragmented, and greenfield pharma projects in big emerging markets are slow and expensive. Accretive acquisitions in key development areas will create synergies through innovation and economies of scale and lower the cost of capital through diversification both geographically and by business units,” concluded Bransfield.

Procaps Group has assembled a seasoned team of over 5,000 employees, consisting of scientists, clinical, manufacturing, regulatory and commercial experts. Following the closing of the transaction, Mr. Minski and Mr. Bransfield will be joined by certain board members of Procaps Group to form the Combined Company’s board of directors.

Key Transaction Terms

●	Pursuant to the terms of the business combination agreement: (i) LATN will merge with the Merger Sub and LATN’s ordinary shares and warrants to purchase ordinary shares of LATN will be exchanged for Procaps Ordinary Shares and warrants to purchase Procaps Ordinary Shares, respectively; and (ii) the current shareholders of Crynssen Pharma Group Limited (“Procaps Group”) will contribute all of their shares of Procaps Group to the Company in exchange for Procaps Ordinary Shares and, in the case of the International Finance Corporation (“IFC”), one of Procaps Group’s shareholders, Procaps Ordinary Shares and redeemable B shares of the Company, resulting in Procaps Group becoming a wholly-owned subsidiary of the Company following the consummation of such exchanges (i.e., the Combined Company).

●	Under the terms of the proposed transaction, Procaps Group’s shareholders will receive an aggregate of 97.1 million Procaps Ordinary Shares and, in addition to Procaps Ordinary Shares, IFC will receive 6 million redeemable B shares of the Company, in exchange for their existing Procaps Group ordinary shares, as contemplated by the terms of the business combination agreement.

●	All Procaps Group shareholders’ Procaps Ordinary Shares will be subject to a 6-month lock-up, with the exception of 4 million Procaps Ordinary Shares held by certain Procaps Group shareholders, which will be subject to a shorter lock-up expiring on the earlier to occur of the date that is 90 days from the date of the consummation of the business combination and the date which the last sale price of the Procaps Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading period.

●	Of the Procaps Ordinary Shares issued to the Procaps Group shareholder in the exchange described above, 10,464,612 Procaps Ordinary Shares will be placed into an escrow account at closing of the transaction (the “Procaps Escrowed Shares”). 50% of the Procaps Escrowed Shares will be released to Procaps Group’s shareholders if the last sale price of the Procaps Ordinary Shares equals or exceeds $12.50 per share for any 20 trading days within any 30-day trading period and the remaining 50% will be released to Procaps Group’s shareholders if the last sale price of the Procaps Ordinary Shares equals or exceeds $13.00 per share for any 20 trading days within any 30-day trading period.

●	As part of the transaction, LATN’s founders have agreed to forfeit 2,875,000 of their private warrants. LATN’s founders have also agreed to place 2,875,000 of the private warrants of the Combined Company they will receive in the business combination and 1,250,000 Procaps Ordinary Shares into an escrow account (together with the Procaps Ordinary Shares issuable upon exercise of the escrowed private warrants, the “LATN Escrowed Shares”). 50% of the escrowed warrants and 50% of LATN Escrowed Shares will be released to LATN’s founder if the last sale price of the Procaps Ordinary Shares equals or exceeds $12.50 per share for any 20 trading days within any 30-day trading period, and the remaining 50% of the escrowed warrants and LATN Escrowed Shares will be released to the LATN founders if the last sale price of the Procaps Ordinary Shares equals or exceeds $13.00 per share for any 20 trading days within any 30-day trading period. For the avoidance of doubt, any Procaps Ordinary Shares released from escrow will remain subject to any applicable lock-up. The owners of the Procaps Escrowed Shares and the LATN Escrowed Shares (together, the “Escrowed Shares”) will retain their economic interests (such as rights to cash dividends, if any) in, and be able to vote, such Escrowed Shares while they remain in escrow.

●	The Combined Company is expected to receive gross proceeds of approximately $300 million at the closing of the transaction assuming no redemptions by LATN’s shareholders. Net proceeds to the Combined Company are expected to be approximately $215 million after transaction-related expenses and the redemption of the 6 million redeemable B shares of the Company held by IFC for a total cash payment of $60 million. Use of net proceeds would be to fund organic growth and consummate accretive acquisitions.

●	In addition to the $200 million held in LATN’s trust account (assuming no redemptions by LATN’s shareholders), an additional group of top-tier healthcare investors has committed to participate in the transaction through an ordinary share PIPE of $100 million at $10 per share. As noted, this transaction represents the first ever Latin American focused SPAC to include a fully committed and over-subscribed SPAC-related ordinary share PIPE.

●	Assuming no redemptions by LATN’s shareholders, excluding the Escrowed Shares and following the redemption of certain Procaps shares held by the IFC, it is estimated that the current shareholders of Procaps will own approximately 71% of the issued and outstanding shares in the Combined Company at closing.

●	Transaction value will be 10.75x EV/2021E Adjusted EBITDA, implying an estimated pro forma enterprise valuation of US$ 1.1 billion based on an estimated Adjusted EBITDA for 2021 of $105 million and excluding the Escrowed Shares.

●	Post-transaction pro forma Net Debt/Adjusted EBITDA reduced from 2X 2020 to minimal net debt 2021, assuming no redemptions and excluding the Escrowed Shares.

●	As part of the transaction, the Procaps Group’s current management and existing equity holders will roll nearly 100% of their equity into the Combined Company. All shareholders from the families will not have any secondary redemptions from the gross proceeds received. The transaction is expected to close in the third quarter of 2021.

The transaction has been approved by each of LATN’s and Procaps Group’s Board of Directors. The transaction is subject to the approval of LATN and Procaps shareholders and other customary conditions and is expected to close in the third quarter of 2021.

Additional information about the transaction will be provided in a Current Report on Form 8-K that will contain an investor presentation to be filed by LATN with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov. In addition, LATN intends to file a registration statement on Form F-4 with the SEC, which will also include a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC.

Advisors

BTG Pactual acted as sole placement agent on the PIPE and financial advisor to LATN. Cantor Fitzgerald acted as capital markets advisor to LATN. Greenhill & Co., LLC acted as financial and capital markets advisor to Procaps Group. Linklaters LLP acted as legal counsel to LATN and Greenberg Traurig, LLP acted as legal counsel to Procaps Group in the transaction.

Conference Call Details

Procaps Group Chief Executive Officer Ruben Minski, Procaps Group Board Member & Chairman of M&A Committee Alejandro Weinstein and Union Acquisition Corp. ll Chief Operating Officer Daniel Fink will host the conference call. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of Procaps’ website here.

To access the call, please use the following information:

Date:	Wednesday, March 31, 2021
Time:	11:00 a.m. EST, 8:00 a.m. PST
Toll Free dial-in number:	1-877-407-9716
Toll/International dial-in number:	1-201-493-6779
Conference ID:	13718102

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have difficulty connecting with the conference call, please contact MZ Group at +1 (949) 491-8235.

The conference call will be broadcast live and available for replay at http://public.viavid.com/index.php?id=144110 and via the investor relations section of Procaps’ website here.

A replay of the call will be available for one year following the conference.

Toll Free Replay Number:	1-844-512-2921
International Replay Number:	1-412-317-6671
Replay ID:	13718102

About Procaps Group

Procaps Group is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in Latin America and has more than 5,000 collaborators working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) and prescription drugs, nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or the Company’s investor relations website investor.procapsgroup.com.

About Union Acquisition Corp. II.

Union Acquisition Corp. II, led by Kyle Bransfield, is a Cayman Islands exempted company incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. For more information, please click here.

Important Information About the Merger and Where to Find It

In connection with the proposed transaction, the Company, a subsidiary of Procaps Group that will be become the holding company of LATN and Procaps Group as of the closing of the proposed transaction, is expected to file a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) that will include a proxy statement of LATN that will also constitute a prospectus of the Company. LATN, Procaps Group and the Company urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps Group, the Company, LATN and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

LATN and Procaps Group and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this press release under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information, including Adjusted EBITDA margin and free cash flow; the expected gross cash proceeds from the transaction; expected future capitalization; the expected listing of the Ordinary Shares and the closing of the transaction; expectations relating to Procaps Group’s ability to invest in growth and new product categories and capitalize on favorable regional dynamics through organic and inorganic growth; estimated product launches in next three years; belief that Procaps Group will be sufficiently capitalized to provide innovative solutions and drive growth initiatives; and expected synergies through innovation, economies of scale and lower cost of capital. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of LATN, Procaps Group, or the Combined Company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on Union’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps Group’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LATN. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps Group following announcement of the proposed business combination and related transactions, the impact of COVID-19 on Procaps Group’s business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing LATN’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps Group may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those to be included under the header “Risk Factors” in the Form F-4 to be filed with the SEC and those included under the header “Risk Factors” in the final prospectus of LATN related to its initial public offering, as well as LATN’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Procaps Group Investor Contact:

Chris Tyson/Doug Hobbs

SPAC Alpha IR+

(949) 491-8235

LATN@mzgroup.us

LATN Contact:

Kyle P. Bransfield

Chief Executive Officer

Union Acquisition Corp. II

(305) 306-2522